UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

February 26, 2007 (February 26, 2007)
Date of Report (Date of earliest event reported)



VINEYARD NATIONAL BANCORP
(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1260 Corona Pointe Court, Corona, California	92879
(Address of principal executive offices)	(Zip Code)

(951) 271-4232
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On February 26, 2007, Vineyard National Bancorp released on its website an investor relations presentation which Norman Morales, President and Chief Executive Officer of Vineyard National Bancorp, ("the Company") will present at the Wunderlich Securities West Coast Community Bank Conference on February 26, 2007.   A copy of the presentation is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(a)   Not applicable
(b)   Not applicable.
(c)   Not applicable
(d)   The following exhibit is included with this Report:

Exhibit 99.1   Investor Relations Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: February 26, 2007

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer



Wunderlich Securities
West Coast
Community Bank Conference
February 26, 2007

Disclosure

When used in this presentation, filings by Vineyard National Bancorp ("Company") with the Securities and Exchange Commission ("SEC"), or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution you that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Also, the Company wishes to advise you that various risks and uncertainties could affect the Company's financial performance and cause actual results for future periods to differ materially from those anticipated or projected. Specifically, the Company cautions you that important factors could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company, including: general economic conditions in its market area, particularly changes in economic conditions in the real estate industry or real estate values in our market, changes in market interest rates, increased loan prepayments, risk associated with credit quality, and other risks with respect to its business and/or financial results detailed in the Company's press releases and filings with the SEC. You are urged to review the risks described in such releases and filings. The risks highlighted herein should not be assumed to be the only factors that could affect future performance of the Company. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Our Values

Creativity

Flexibility

Integrity



The bottom line… It's all about People

3

Overview
At January 31, 2007

○ **Traded on the NASDAQ Global Market System under the symbol "VNBC"**

○ **Market price – closed at $24.87**

○ **$2.3 billion in assets**

○ **Shares outstanding – approximately 10.4 million**

○ **Market Capitalization – approximately $260 million**

○ **Inside ownership most recent quarter end – approximately 15%**

○ **Institutional ownership most recent quarter end – approximately 50%**

Overview
At January 31, 2007

Price Valuation Measures

○ **12 month trailing price to earnings ("P/E") – 13.16**

○ **Forward P/E fiscal year end Dec. 31, 2007 – 9.47 (based on analysts estimates)**

○ **Price/Book – 1.89**
  ○ **Price/tangible book – 2.81**

○ **Stated Book Value Per Share – $13.19**
  ○ **Stated tangible book value per share – $8.86**

○ **Diluted Book Value Per Share – $13.38**
  ○ **Diluted tangible book value per share – $9.11**

○ **Analyst coverage – five (5)**
  ♦ **Cohen Bros. & Company**
  ♦ **Oppenheimer**
  ♦ **RBC Capital Markets**
  ♦ **Sandler O'Neill & Partners, L.P.**
  ♦ **Sidoti & Company, LLC**

Financial Highlights



Capital Management

Balance Sheet Effectiveness

Key Financial Principles

Consistent EPS Growth

Operational Efficiency

Vineyard National Bancorp Summary Results 2004-2006

Bancorp Net Earnings

Dollars shown in all tables are in thousands (except for per share information)

Period-ended	Net Earnings	Diluted Earnings Per Share	Return On Avg. Common Equity
Year to Date Dec. 31, 2006	$19,700	$1.89	18%
Year Ended Dec. 31, 2005	$18,900	$1.89	21%
Year Ended Dec. 31, 2004	$14,000	$1.55	29%

Vineyard National Bancorp
Summary Results 2004-2006

Bank Net Earnings

Dollars shown in all tables are in thousands (except percentage information)

Period-ended	Net Earnings	Return on Avg. Assets	Efficiency Ratio
Year to Date Dec. 31, 2006	$27,500	1.39%	48%
Year Ended Dec. 31, 2005	$23,900	1.54%	45%
Year Ended Dec. 31, 2004	$17,000	1.47%	44%

National Recognition



2nd consecutive year



CORONA CALIF.

Ticker: *VNBC*
Stock Price, 8/24/06: **$26.69**

Earnings-Per Share Growth, Three-year annual rate: **46%**
Earnings-Per-Share Growth, Three-year. annual rate, Rank: **84**

Net Income, Past Four Quarters (millions)*: **$18.7**

Revenue Growth, Three-year annual rate: **70%**

Revenue Growth, Three-year annual rate, Rank: **16**

Revenue, Past four quarters (millions): **$127.5**

Total Return, Three-year annual rate: **38%**

Total Return, Three-year annual rate, Rank: **69**

P/E, Current Fiscal Year Est.: **13**

Financial holding company.

*Through the quarter ended March 31, 2006

The Marketplace
Well Established in…

○ **The Inland Empire:**

➢ **Represents the counties of Riverside and San Bernardino, one of the fastest growing regions in the United States**

➢ **Major distribution hub for goods coming in through the Los Angeles Harbors**

➢ **Availability of "affordable" and buildable land for housing, commercial and retail development in support of the Los Angeles and Orange County regions**

The Marketplace
Well Established in…

○ **Emerging presence in Southern California Coastal Communities:**

➢ Represents the confluence of entrepreneurs and the accumulation of wealth; providing significant new opportunities

➢ From San Diego through Orange County into the west side of Los Angeles coast and up into Ventura and Santa Barbara counties

➢ Significant opportunities for cash management services, construction lending and income property lending

The Marketplace
Well Established in…

○ **Expansion into Northern California:**

➢ Represents similar characteristics to the southern California Coastal communities

➢ Marin County Banking Center – allows us to access the North Bay and Central Valley which also has similar characteristics to the Inland Empire

➢ Monterey and Los Altos Loan Production Offices will support the further expansion into Northern California



What Makes Vineyard Unique?

13



Our Vision

We are a community bank dedicated to relationships and the experiences we create



Strategic Focus

Our future is as diverse as our markets



15

Key Strategic Drivers

○ **Diverse asset base and organizational structure**

○ **Operating efficiency**

○ **Operate within 20 unique markets**

○ **Development and enhancement of 10 specialty products**

○ **Branding and Marketing of the Vineyard Franchise**
- ♦ In target geographic markets
- ♦ In target product markets

Strategic Plan



Luxury Construction · Tract Construction · Income Property · Multi-Family · SBA · Commercial/Business

Past 6 yrs: Community Banking

Next 1-2 yrs: Core Relationship Management & Build Out

Other · High/Mid · Non-Profit · Entrepreneur/Private Banking · Low/Mid · Cash Mgmt

Future 3-5 yrs: Organic Growth

Future 5-7/10 yrs & Beyond: Franchise Maturity

20+ Unique Markets
10+ Expert Niches

17

Assets



CAGR = 65%

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006
■ Total Assets	$110,100	$191,700	$385,900	$888,000	$1,312,500	$1,713,600	$2,257,700

Dollars in thousands

Total Loans and Deposits



	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006
■ Net Loans	$78,700	$136,200	$250,300	$589,600	$1,015,000	$1,359,300	$1,882,600
■ Total Deposits	$99,600	$159,400	$287,500	$603,300	$965,500	$1,277,000	$1,807,100

CAGR = 70%

CAGR = 62%

Dollars in thousands

19

Loan Composition
At Year-end 2006



6%   3%

49%

42%

■ Real estate mortgage   ■ Real estate construction
■ Commercial and industrial   ■ Consumer & all other loans

Deposit Composition
At Year-end 2006



4%

16%

49%

31%

- Time deposits
- Money market
- Non-interest bearing
- Savings and NOW

Capital Strategy

- Support Organic Growth

- Efficient tools for effective execution and purpose
  - Shelf registration – $125 million (Sept. 2005)
    - $93 million remaining as of Dec. 31, 2006
  - PIPE
  - Trust preferred
  - Strategic acquisition
    - Reduce funding costs
    - Accretive to earnings

- Minimal dilutive impact to shareholders

- Maintain consistent capital ratios
  - Holding Company
  - Bank

Bank Capital Adequacy Ratios



	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006
Leverage Capital	8.4%	12.5%	11.6%	10.3%	11.3%	11.7%	11.4%
Tier 1 Capital	10.4%	15.1%	13.9%	12.7%	12.4%	12.2%	11.2%
Total Capital	11.3%	16.1%	15.0%	13.9%	13.5%	13.1%	12.2%

23

Our Markets



Full Service Banking Center
Loan Production Office

Northern CA

Ventura County

San Gabriel Valley

West Side

Palm Desert

Orange County

Temecula Valley

North San Diego

24



Summary Thoughts

Earnings



	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31 2004	Dec. 31, 2005	Dec. 31, 2006
■ Net Income	$600	$1,200	$3,000	$8,000	$14,000	$18,900	$19,700

CAGR = 78%

Dollars in thousands

Earnings –
Return on Average Common Equity



CAGR = 50%

Diluted EPS: YE 2000 $0.15, YE 2001 $0.25, YE 2002 $0.52, YE 2003 $1.09, YE 2004 $1.55, YE 2005 $1.89, YE 2006 $1.89

ROACE (Annualized): 7.0%, 11.7%, 22.2%, 41.0%, 28.6%, 21.1%, 17.6%

Diluted EPS ——— ROACE (Annualized)

Summary Thoughts

○ **The Bank continues to assemble talented and well-established professionals driven on value-added, relationship banking**

○ **The Company continues to deliver returns to its shareholders by providing properly incented product groups within a unique distribution network**

○ **The Company and the Bank will continue to focus on what our customers need and strive to deliver results which exceed expectations**

Employees, Customers, Investors….

"PEOPLE are our most valuable asset"



Thank you

www.vnbcstock.com